UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001- 41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Change in Registrant’s Certifying Accountant

Intchains Group Limited (the “Company”) has been notified that Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm, entered into a transaction with FORVIS, LLP (“FORVIS”) whereby substantially all of the partners and employees of Mazars joined FORVIS and, FORVIS changed its name to Forvis Mazars, LLP (“Forvis Mazars”) with effect from June 1, 2024. Following the transaction, Mazars resigned as the Company’s independent public accounting firm and the Audit Committee of the Company’s Board of Directors has appointed Forvis Mazars to serve as the Company’s independent registered public accounting firm effective June 1, 2024.

The audit reports of Mazars on the financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended December 31, 2023 and 2022 and the subsequent interim period preceding the engagement of Forvis Mazars, there were no disagreements between the Company and Mazars on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mazars, would have cause Mazars to make reference to any subject matter of the disagreements in connection with its audit reports on the Company’s financial statements. During the Company’s previous fiscal years ended December 31, 2023 and 2022 and the interim period immediately prior to the engagement of Forvis Mazars, Mazars did not advise the Company of any matters specified in Item 304(a)(1)(v) of Regulation S-K.

The Company has requested that Mazars review the disclosures contained in this report and has asked Mazars to furnish it with a currently dated letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company’s expression of its views or the respects in which it does not agree with the statements made by the Company in response to Item 304(a) of Regulation S-K. A copy of such letter is filed as Exhibit 99.1 to this current report on Form 6-K.

During the Company’s two most recently completed fiscal years and through the date of engagement of Forvis Mazars, neither the Company nor anyone on behalf of the Company consulted with Mazars regarding (a) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements as to which the Company received a written report or oral advice that was an important factor in reaching a decision on any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement or a reportable event as defined in Items 304(a)(1)(iv) and (v), respectively, of Regulation S-K. During the Company’s fiscal years ended December 31, 2023 and 2022, and the subsequent period through the date of this current report on Form 6-K, the Company did not consult with Forvis Mazars regarding any of the matters set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of Mazars USA LLP to the Securities and Exchange Commission dated June 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: June 12, 2024	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer